UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

India Fund, Inc.

(Name of Subject Company (Issuer))

THE INDIA FUND, INC.

(Name of Filing Person (Offeror))

Common Stock, par value $0.001

(Title of Class of Securities)

454089103

(CUSIP Number of Class of Securities)

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Ms. Andrea Melia

Aberdeen Asset Management Inc.

1735 Market Street 32nd Floor

Philadelphia, PA 19103

Telephone: (866) 839-5205

Copy to:

Sarah E. Cogan

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Telephone: (212) 455-2000

Facsimile: (212) 455-2502

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Asset Management Inc.

Investor Relations

866-839-5205

InvestorRelations@aberdeen-asset.com

THE INDIA FUND, INC. ANNOUNCES

APPROVAL OF TENDER OFFER

PHILADELPHIA, February 19, 2014 – The India Fund, Inc. (the “Fund”) (NYSE: IFN) announced today that the Board of Directors approved a tender offer by the Fund to acquire in exchange for cash up to 15% of the Fund’s issued and outstanding shares at a price per share equal to 98% of the Fund’s net asset value per share as determined by the Fund on the next business day following the expiration date of the tender offer (the “Tender Offer”). The Tender Offer will commence on or about March 7, 2014.

As previously indicated, the Tender Offer is being made in connection with the recent stockholder approval of the elimination of the Fund’s interval structure.

Important Information

The Tender Offer will be made, and the stockholders of the Fund will be notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable rules and regulations. This announcement is not an offer to purchase or a solicitation of an offer to purchase any securities of the Fund. The Tender Offer described in this announcement has not yet commenced. The Tender Offer will be made only by an Offer to Purchase and the related Letter of Transmittal. As soon as the Tender Offer commences, the Fund will file a tender offer statement with the SEC. STOCKHOLDERS OF THE FUND SHOULD READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Documents filed with the SEC are available to investors; free of charge, at the SEC’s website (http://www.sec.gov). Stockholders can also obtain copies of these documents, when available, free of charge, by contacting Aberdeen Asset Management, Inc., 1735 Market Street, 32nd Floor, Philadelphia, PA 19103, by calling 1-866-839-5205 toll-free or on the Internet at www.aberdeenifn.com. The Tender Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction’s laws.

Closed-end funds have a one-time initial public offering and then are subsequently traded on the secondary market through one of the stock exchanges. The investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) NAV of the fund’s portfolio. There is no assurance that a fund will achieve its investment objective. Past performance does not guarantee future results.

International investing entails special risk considerations, including currency fluctuations, lower liquidity, economic and political risks, and differences in accounting methods; these risks are generally heightened for emerging market investments.

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as
“may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-
looking statements. Additional information concerning such risks and uncertainties are contained in the
Fund’s filings with the SEC.

In the United States, Aberdeen Asset Management (AAM) is the marketing name for the following affiliated, registered investment advisers: Aberdeen Asset Management Inc., Aberdeen Asset Managers Limited,
Aberdeen Asset Management Ltd. and Aberdeen Asset Management Asia Ltd., each of which is wholly owned by Aberdeen Asset Management PLC. “Aberdeen” is a U.S. registered service mark of Aberdeen
Asset Management PLC.

If you wish to receive this information electronically, please contact: InvestorRelations@aberdeen-asset.com

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